FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166



For the month of October 2003

                            GROHE Aktiengesellschaft
                     Hauptstrasse 137, 58675 Hemer, Germany

                               Grohe Holding GmbH
                                  (former name)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|  Form 40-F |_|


Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                               Yes |_|  No |X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                               Yes |_|  No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes |_|  No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               GROHE Aktiengesellschaft
                                                      (Registrant)


20 October 2003                            By: /s/ Peter Korfer-Schun
                                               --------------------------------
                                           Name:   Peter Korfer-Schun
                                           Title:  Executive Manager Brand and
                                                   Innovation


20 October 2003                            By: /s/ Detlef Spigiel
                                               --------------------------------
                                           Name:   Detlef Spigiel
                                           Title:  Technical Executive Director

Translation from the German
---------------------------

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COMMERCIAL REGISTER - SECTION A - OF THE  LOCAL COURT OF ISERLOHN                  NOTIFICATION OF ENTRY                 HRB 2270
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No.      a)   Company name                     Share capital        Management board
of       b)   Domicile                                              general partners
entry    c)   Subject of company                                    managing directors             PROKURA
                                                                    liquidator
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   1                   2                             3                           4                    5
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
1        a)   GROHE Aktiengesellschaft     Euro 51,374,300.00       Peter Hartwig Korfer-Schun,
         b)   Hemer                                                 date of birth 14 March 1945,
         c)   The development, manfac-                              Dortmund
              ture and distribution of
              sanitary fittings, acces-                             Stephan Michael Heck, date
              sories, systems and                                   of birth 13 April 1949,
              components                                            Mannheim

                                                                    Michael Grimm, date of
                                                                    birth 03 April 1960,
                                                                    Dreieich-Buchschlag,

                                                                    Detlef Spigiel date
                                                                    of birth 04 December 1954,
                                                                    Gevelsberg


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

No.                                              a)   Date of entry and
of                                                    signature
entry          Legal relationships               b)   Remarks

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   1                    6                                     7
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1        Stock corporation.                      a)   06 October 2003
         The articles of incorporation were
         adopted on 15 July 2003.                b)   Articles of association
         Established by the conversion of legal       Folio 1359 ff. SdB
         form of Grohe Holding GmbH with its
         domicile in Hemer (Local Court of
         Iserlohn HRB 2316).
         The company has at least two members
         on the management board. It is
         represented by two members of the
         management board jointly or by one
         member of the management board jointly
         with a PROKURIST.
         Peter Hartwig Korfer-Schun, Dortmund,
         Stephan Michael Heck, Mannheim,
         Michael Grimm, Dreieich-Buchschlag and
         Detlef Spigiel, Gevelsberg have been
         appointed to the management board.


(58675 Hemer, HauptstraBe 137)